SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON DC 20549


                                  FORM 6-K

                          Report of Foreign Issuer

                    Pursuant to rule 13a-16 or 15d-16 of
                    the Securities Exchange Act of 1934


                              File No. 0-17140

                        For the month of January 2003

                                Tomkins plc

              (Translation of registrant's name into English)

                 East Putney House, 84 Upper Richmond Road,
                      London SW15 2ST, United Kingdom
                  (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

                    Form 20-F...X..... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                           Yes....... No...X....


Exhibit Index

Exhibit No.

1. Interim Results announcement for the six months ended 31 October 2002 released 14th January 2003


Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: any forward-looking statements made by Tomkins, including those made in this document, are based on the current expectations of Tomkins only and are subject to risks and uncertainties including, but not limited to, adverse regulatory developments, changes in Tomkins' competitive position or introduction of new competitors or new competitive products, lack of acceptance of new products or services, changes in business strategy, any management level or large-scale employee turnover, any major disruption in production at our key facilities, adverse changes in foreign exchange rates, and acts of terrorism or war, and other risks indicated in Tomkins' filings with the U.S. Securities and Exchange Commission. Tomkins is under no obligation to (and hereby expressly disclaims any such obligation to) update any forward-looking statements contained herein.






Contact                                                 Date 14 January 2003
Stephen J Devany
Head of Corporate Communications
Tel +44 (0) 20 8877 5153
Email sdevany@tomkins.co.uk

Rollo Head / Charlotte Hepburne-Scott
Finsbury
Tel +44 (0) 20 7251 3801


Interim results for the six months ended 31 October 2002


Highlights:


*      All business groups traded well gaining market share from competitors
* Operating profit before operating exceptional items and excluding the impact of acquisitions, disposals and currency translation, was up
       8.9 per cent
* Good progress on new product introduction and manufacturing excellence boosted operating margins before exceptional items by 0.8 percentage points to 9.4 per cent (2001: 8.6 per cent)
* Profit before tax up 5.0 per cent to GBP143.3 million (2001: GBP136.5 million)
*      Basic earnings per share up 5.4 per cent to 9.98 pence (2001: 9.47 pence)
*      First interim dividend declared of 4.6 pence per share (2001: 4.6 pence)
*      Good cash generation resulting in net cash of GBP160.4 million


David Newlands, Chairman, on behalf of the Board commented:



"The resilient trading performance from our business groups more than offset the adverse translation effect of a weaker US dollar and contributed greatly to the increased profit before tax. Our strong balance sheet with net cash of more than GBP160 million should enable the Group to grow by acquisition as well as organically."



James Nicol, Chief Executive Officer, commented:



"These results demonstrate our ability to overcome fluctuations in our global markets. We have a strong management team, a pipeline of innovative new products and geographical presence in both the industrial and automotive aftermarket. Through strategic manufacturing initiatives and lean manufacturing, we have reduced our cost base and we have the financial strength to make value enhancing acquisitions to our existing businesses. These factors will continue to differentiate us from others in the dealing with any fluctuations in our global markets in the future."





Summary of results

                                              Six months to 31  Six months to 31              Change
                                                October 2002      October 2001       Actual        Like for like**
                                                    GBPm              GBPm
Sales                                              1,650.8           1,761.6         (6.3)%             0.2%
Operating profit before operating                    154.4             151.6           1.8%             8.9%
exceptional items*
Operating margin before operating                     9.4%              8.6%
exceptional items*
Operating exceptional items                         (16.3)            (12.0)
Operating profit*                                    138.1             139.6         (1.1)%             6.4%
Profit before tax                                    143.3             136.5           5.0%
Profit after tax                                     100.3              95.6           4.9%
Basic earnings per share (pence)                      9.98              9.47           5.4%
Interim dividend per share (pence)                     4.6               4.6
Net cash                                             160.4              48.8

*  Before gains/losses on disposal and goodwill amortisation

** Excluding the impact of acquisitions, disposals and currency translation




The Group's performance during the six months ended 31 October 2002 clearly demonstrated the resilience of our businesses with each of our business groups outperforming its market as it responded rapidly to changes in demand.



Industrial & Automotive produced a strong performance, helped in particular by good results from sales to the automotive aftermarket. Air Systems Components results were only slightly lower despite a significant fall in its major market, US non-residential construction. In Engineered & Construction Products, overall performance improved except at Material Handling.



Turnover during the period of GBP1,650.8 million was in line with the corresponding period last year, excluding the effects of acquisitions, disposals and currency translation ("like for like basis"). Operating profits after operating exceptional items and before goodwill amortisation were GBP138.1 million, which represented an increase of 6.4 per cent on a like for like basis. Operating exceptional items amounted to GBP16.3 million. The effect of currency translation, mainly the lower US dollar, reduced turnover and operating profit by GBP97.0 million and GBP9.6 million respectively.



The net interest charge for the period was GBP1.2 million (2001: GBP3.2 million net income).



Profit before taxation, exceptional gains on disposals and goodwill amortisation was GBP136.9 million (2001: GBP142.8 million) and basic earnings per share before goodwill amortisation and exceptional gains on disposals were 9.86 pence (2001: 10.28 pence).



Profit before taxation after exceptional gains on disposals and goodwill amortisation was GBP143.3 million (2001: GBP136.5 million) and basic earnings per share after goodwill amortisation and exceptional gains on disposals were
9.98 pence (2001: 9.47 pence).


We maintained our rigorous financial disciplines over capital expenditure and working capital with another strong cash performance. Operating cash flow was GBP163.1 million (2001: GBP245.5 million). The cash performance in the current period was affected by an outflow of GBP40.1 million related to the strategic manufacturing initiatives and in the comparative period benefited from the receipt of GBP29.1 million following the Bando litigation settlement arising in the year ended 30 April 2001. Overall, the Group improved its net cash position from GBP150.8 million at 30 April 2002, to GBP160.4 million at 31 October 2002.



Implementation of strategic initiatives

Since our results announcement in June, we have been working hard to implement various strategic initiatives. We have made good progress particularly in technology and product innovation, in achieving manufacturing excellence and in the further development of the industrial and automotive aftermarket.


a)        Technology and product innovation

Across all our businesses, we have renewed focus upon developing, acquiring and licensing new technologies that have the commercial potential for delivering tangible benefits for our customers.



In Industrial & Automotive, Power Transmission's development of the electro mechanical drive (stop/start) technology has resulted in its adoption by a major European car company for its 2005 model year engine and discussions are continuing with several other companies around the world, particularly in Asia. Power Transmission is also progressing the introduction of a moulded micro-V belt, which provides increased durability and lower noise characteristics, and continues development work with potential customers on the GEM 10 accessory
drive cassette system.   Wiper Systems is working on innovative motor technology
and the expansion of its Teflon blade product range, including a heavy-duty winter blade. Fluid Systems is developing the third generation of Schrader's remote tyre pressure monitoring system for launch in 2004 and is researching a fourth generation product. Stant and Standard-Thomson are working on new valves and closures to meet ever tighter environmental emission regulations worldwide.



In Air Systems Components, Hart & Cooley introduced the Spiral Duct Grille, which is specifically designed to suit the industrial look, popular in many establishments. Lau has been granted a patent for a new aluminium extruded airfoil wheel, which is being developed further in partnership with General Electric. Ruskin has developed its innovative Validator Smart Fire/Smoke damper system, which communicates with a building's automation system to ensure that the system is always functioning correctly.



In Engineered & Construction Products, Lasco Bathware is developing a new range of polyurethane baths and Lasco Fittings continues to expand upon its highly successful Swing Joint irrigation product range.


b)        Manufacturing excellence

In a competitive market place, our strategic aim is to be the lowest cost manufacturer of quality product and this is being achieved through a combination of strategic manufacturing initiatives ("SMIs"), which address where production capacity should be located, and lean manufacturing, which seeks to make improvements in production efficiency and quality.



We made significant progress during the period on more than ten SMIs. In Industrial & Automotive, we completed the transfer of belt production from Belgium to our new facility in Poland, made further consolidation of belt manufacturing plants in the USA and Brazil, began moving our cord treatment facility from Denver, Colorado to Columbia, Missouri and finalised the arrangements for the closure of our wiper systems factory in Dunstable. We have also announced recently the closure of our wiper systems plant in Buffalo, New York State with product now to be sourced from our lower cost facilities in Texas and Mexico. Air Systems Components closed or announced the closure of seven plants with manufacturing being transferred to other existing facilities, particularly in Mexicali, Mexico. Dearborn Mid-West, within Engineered & Construction Products, announced the closure of its Kansas City facility in response to reduced levels of business.



During the six months, the SMIs resulted in savings of the order of GBP4.1 million and we expect further savings to arise in 2003 and beyond. As previously announced, restructuring costs in the eight month period to 31 December 2002 with respect to these activities will be around GBP30 million with GBP16.3 million charged in the six month period.


We began an extensive programme of implementing lean manufacturing across all our operations. Lean manufacturing seeks to optimise manufacturing efficiency thereby reducing waste, production time, manufacturing costs and working capital through lower inventory levels. It also reduces capital expenditure by freeing up floor space, enabling existing plants to install additional production lines. Lean manufacturing can be coupled with six sigma, which amongst other things systematically refines the manufacturing process in order to improve product quality and to reduce the levels of faulty product to a minimum. We have already made good progress at a number of facilities, including our Power Transmission plant at Ashe County, North Carolina, Schrader Electronics in Antrim, Dexter Axle's plant in Albion, Indiana, and the Air Systems Components factory at Tarboro, North Carolina and will continue at all other facilities.
We expect cost savings in calendar year 2003 from lean manufacturing in addition to the savings arising from the SMIs.


c)        Industrial and automotive aftermarket

The Group already has a significant presence in the world's industrial and automotive aftermarket, which typically has more stable sales and higher margins than the original equipment market. Our aim is to build upon this sound foundation by increasing the rate of new product introductions and reducing our logistics costs and levels of inventory. We are also looking to continue to build on our growing presence outside our core North American market with particular emphasis upon Europe.



We have identified a range of new products to be launched in 2003, including new synchronous belt replacement kits, a Teflon winter blade, PVC and nylon hose assemblies and T-bolt heavy-duty hose clamps. In logistics, we are already piloting a new warehouse and distribution system in Florence, Kentucky, using many techniques derived from lean manufacturing, and have rationalised our European distribution network by reducing our automotive replacement warehouses
from five to two.   We are expanding our product offering across the world by
adding many of the lines currently only available in North America and are seeking sources of low end products from China and elsewhere in the Far East.


d)        Acquisitions and disposals

In order to facilitate acquiring technology and making value enhancing bolt-on acquisitions, we have recently strengthened our corporate development team and are currently reviewing several acquisition opportunities. During the period, we acquired two US businesses for our Air Systems Components business group for a provisional combined consideration of $17 million and these have been successfully integrated. In a full year, we anticipate these businesses will add in the order of $4 million to operating profit.



We also disposed of two non-core businesses during the period. In May 2002, Lasco Composites was sold to Kemlite Company Inc. for $43 million and the UK-based Consumer and Industrial division of Gates was sold to the Rutland Fund for GBP25 million. On 30 December 2002, we disposed of Fedco Automotive, which manufactures automotive heater cores, for $8 million. In the six months ended 31 October 2002, these businesses contributed GBP0.6 million to operating profit.


Change of year end

The company has changed its accounting reference date from 30 April to 31 December and therefore these interim results are for the first six months of an eight month accounting period ended 31 December 2002. We have also decided to introduce quarterly reporting with effect for the year ending 31 December 2003, commencing with the three month period to 31 March 2003.



Dividend

The Board has declared a first interim dividend of 4.6 pence per share (2001:
4.6 pence per share) payable on 7 April 2003 to shareholders on the register on 14 March 2003.



As a consequence of the change in year end, the Board intends to declare a second interim dividend (in lieu of a final dividend) in respect of the eight month accounting period ended on 31 December 2002. This second interim dividend, which will be announced alongside the publication of the preliminary results for the period on 4 March 2003, will also be paid on 7 April 2003 to shareholders on the register on 14 March 2003. Tomkins ordinary shares will go ex-dividend in respect of both dividends on 12 March 2003.



These arrangements are intended to maintain our current distribution policy through the transitional period and beyond. The total of the first and second interim dividends for this eight month accounting period is expected to be two thirds of the total dividends that would have been paid in a twelve month accounting period. For the current calendar year accounting period ending on 31 December 2003 and thereafter, we intend to pay an interim dividend in November and a final dividend in the following May, in line with market practice. The expected weighting will be 40 per cent for the interim dividend and 60 per cent for the final dividend.



These transitional dividend arrangements and future payment schedule should provide shareholders with a slight cash flow advantage compared with the previous arrangements.



Due to changes in the dividend timetable arising from the change of year end, the Board has decided not to offer a dividend reinvestment plan option for the interim and second interim dividends. The Board will reconsider whether to offer such an option for dividends payable in respect of the year ending 31 December 2003.



Background to markets

In the new calendar year, we expect our most profitable market, the global industrial and automotive aftermarket (around 27.7 per cent of Group sales), to show some modest growth in 2003 due to the continuing increase in the number of cars on the road, their age profile and some restocking by industrial distributors. In addition, we expect to see a further increase in our share of this market through the addition of new products and expansion of our presence in the European market.



In the North American automotive original equipment market (around 17.0 per cent of Group sales), the current 2003 consensus forecast produced in November by CSM, a leading industry forecaster, for light automotive production is 16.1 million vehicles, a 1.7 per cent reduction on the estimated 2002 outturn. In Europe as a whole (around 5.5 per cent of Group sales), they are forecasting a small increase to 19.0 million, although other forecasters are expecting a slight fall. The other significant market, Japan (around 2.7 per cent of Group sales), is forecast to be down 1.6 per cent at 9.4 million. In the rest of the world (around 2.4 per cent of Group sales), the forecast is 11.3 million, an increase of 6.9 per cent. The actions we have taken to restructure the cost base are expected to offset the impact of lower volumes.



The global industrial original equipment market (around 8.2 per cent of Group sales) is forecast to show some modest recovery from the very low levels of activity experienced in 2002.



In calendar year 2002, the non-residential construction market (around 16.6 per cent of Group sales) declined by around 13.0 per cent from 2001. During this period as a result of our strong market position and close attention to costs, we have continued to achieve operating margins in excess of 10 per cent. The current Dodge forecasts for non-residential construction in the United States
show a further year on year decline of 4.2 per cent in 2003.   In the US
residential market (around 13.6 per cent of Group sales), the current forecast of the National Association of House Builders (NAHB) for 2003 is for a year on year decline in housing starts of 3.5 per cent after the increase in calendar year 2002 of around 3 per cent. We expect that any impact of potentially lower volumes in these markets will be offset by the various manufacturing initiatives, the benefits of lean manufacturing, new product introductions and further integration benefits from acquisitions.



In the other significant market for the Group, industrial and utility (around
2.9 per cent of Group sales) the market remained broadly static in 2002 and in 2003 the current forecast is for a slight decline. In the other less significant markets, manufactured housing (around 2.1 per cent of Group sales) is expected to have declined year on year in 2002 by around 22 per cent with a further slight decline expected in 2003 whilst recreational vehicles (around 1.3 per cent of Group sales) showed strong improvement with further modest growth expected in 2003.



Outlook

During November and December, the last two months of this eight month accounting period, we did not experience any significant changes in our markets and therefore, based upon our management accounts, the results for the accounting period are estimated to be within market expectations.



Taking into account the current industry forecasts for our markets, which generally show no significant improvement or deterioration, we believe that by bringing to market innovative new products, increasing our product offering and geographic presence in both the industrial and automotive aftermarket, reducing further our cost base through strategic manufacturing initiatives and lean manufacturing, and using our financial strength to make value enhancing acquisitions to our existing businesses, we should make further progress in 2003.







OPERATING REVIEW


Industrial & Automotive
                                                                  Six months to                Six months to
                                                                 31 0ctober 2002              31 0ctober 2001
    Sales                                                              GBP984.8m                 GBP1,020.6m
    Operating profit*                                                   GBP96.1m                    GBP84.2m
    Operating margin*                                                       9.8%                        8.3%
    Net operating assets**                                             GBP757.1m                   GBP839.4m
    Return on net operating assets*                                        12.7%                       10.0%
    Capital expenditure                                                 GBP58.2m                    GBP48.0m
    Depreciation                                                        GBP41.5m                    GBP43.6m
    Employees                                                             22,656                      24,193

*  Before operating exceptional items

** Excluding goodwill




Tomkins Industrial & Automotive group manufactures a wide range of systems and components for the industrial and automotive markets through four business areas, Power Transmission, Fluid Power, Wiper Systems and Fluid Systems selling to original equipment manufacturers and the replacement markets throughout the world. In addition the group has a number of discrete businesses that manufacture products primarily for the automotive replacement markets. Its brands include Gates, Stant, Schrader and Trico.



Industrial & Automotive produced excellent results during the period with sales and operating profits before operating exceptional items in constant currencies up by 4.7 per cent and 21.9 per cent respectively. Global automotive production held up well, particularly in the USA, with some good market share improvements across many of the businesses being driven by product innovation and cost competitiveness. The global automotive aftermarket, which generally produces higher margin business, also showed some growth as the world's car park continued to expand to meet demographic changes. However the global industrial original equipment and replacement markets were mixed with lower original equipment production and some improvement in replacement sales due to restocking by distributors.



Operating exceptional items amounted to GBP8.5 million (2001: GBP12.0 million) and arose mainly from rationalisation of the belt manufacturing facilities in the USA and further costs associated with the closure of the Dunstable wiper systems plant in the UK. The effect of these and other recent restructuring projects, together with cost containment measures, are estimated to have benefited operating profits during the period by around GBP2.3 million.


Power Transmission (Sales: 2002 GBP404.9m; 2001 GBP408.7m)

Power Transmission produced a very strong performance in the first six months of the period with like for like sales and operating profit 3.5 per cent and 15.3 per cent respectively ahead of the corresponding period last year. This performance reflected further increases in market share amongst its worldwide automotive original equipment customers, the improved margins resulting from lean manufacturing initiatives particularly in North America and excellent performances in the European aftermarket and from its operations in developing economies such as Brazil and China. New platform awards included a General Motors (Opel) engine to be built in Brazil and its first major micro-V belt and tensioner order from Renault. Power Transmission's industrial markets declined in the period due to the effects of tightly managed inventories by distributors and the reduced levels of industrial capital spending generally.



Fluid Power (Sales: 2002 GBP163.2m; 2001 GBP170.0m)

Fluid Power's sales to industrial original equipment manufacturers showed some recovery from the corresponding period last year and like for like sales increased by 2.6 per cent, due mainly to some restocking by distributors and market share gains. Operating profit increased by 12.0 per cent with an improved sales mix adding to the benefits of tight cost control and improved manufacturing performance.



Wiper Systems (Sales: 2002 GBP146.3m; 2001 GBP135.2m)

Wiper Systems benefited from the stronger than anticipated automotive original equipment market and a strong performance in the automotive aftermarket with sales and operating profit on a like for like basis up by 15.9 per cent and
106.7 per cent respectively. Margins improved slightly due mainly to changes in product mix. The beam blade continues to build its presence in the OEM market and the successful Teflon blade aftermarket range now includes a heavy-duty
winter blade.   The closure programme for the Dunstable facility is on target to be completed in January 2003 and the full benefits of this will arise in 2003. We also announced recently the further consolidation of our North American manufacturing base with the proposed closure of our Buffalo New York State plant and transfer of activity to existing plants in Texas and Mexico.



Fluid Systems (Sales: 2002 GBP121.3m; 2001 GBP124.9m)

Fluid Systems performed well, with sales and operating profits at constant currencies up 1.6 per cent and 25.8 per cent respectively. Schrader Electronics continued to maintain its market leadership in remote tyre pressure monitoring systems ("RTPMS") with a contract to supply approximately one third of DaimlerChrysler's requirements from model year 2005 onwards. Schrader now has significant contracts to provide RTPMS to most of the world's car manufacturers including DaimlerChrysler, Ford, General Motors, Renault, Volvo, Saab, Opel and Nissan. As a result of these, it is expected to quadruple its turnover during the next three years. Stant, Standard-Thomson and Schrader-Bridgeport made good progress with new contracts for vapour valves, closures, thermostats and a variety of other valve programmes, including air conditioning, fuel and industrial systems. Stant has expanded its geographical reach by securing several European vapour management programmes.



Other Industrial and Automotive sales (Sales: 2002 GBP149.1m; 2001 GBP181.8m)

Sales and operating profit of these businesses, which manufacture products mainly for the automotive aftermarket, were similar to last year after adjusting for the sale in May of the UK based Gates Consumer & Industrial business.



Air Systems Components


                                                                 Six months to                   Six months to
                                                               31 0ctober 2002                  31 0ctober 2001
    Sales                                                           GBP259.5m                      GBP269.1m
    Operating profit*                                                GBP28.9m                       GBP29.6m
    Operating margin*                                                   11.1%                          11.0%
    Net operating assets**                                          GBP134.1m                      GBP136.1m
    Return on net operating assets*                                     21.6%                          21.7%
    Capital expenditure                                               GBP6.6m                        GBP8.3m
    Depreciation                                                      GBP9.3m                        GBP8.2m
    Employees                                                           7,038                          6,859

* Before operating exceptional items

** Excluding goodwill




Tomkins Air Systems Components group is the leading manufacturer of air handling components in North America, supplying the heating, ventilation and air conditioning ("HVAC") market. The product range includes fans, grilles, registers, diffusers, fan coils and terminal units for residential and commercial applications and dampers for architectural, commercial and industrial use. Products are sold under the leading brand names in the industry, including Hart & Cooley, Ruskin, Lau, Titus, Krueger and Actionair.



Throughout the period, we were able to outperform our markets with overall sales of GBP259.5 million (2001: GBP269.1 million) and operating profits of GBP28.9 million (2001: GBP29.6 million). On a like for like basis before operating exceptional items, sales and operating profit showed modest decreases of 6.4 per cent and 1.8 per cent respectively. Operating margins before operating exceptional items were slightly ahead of last year at 11.1 per cent (2001: 11.0 per cent).


We continued our efforts to build market share in the USA and to expand internationally. Krueger recently completed work on the Nan Kang Software Park II in Taiwan and our Far East facility in Thailand is progressing well with significant new contracts awarded in Korea and China. In the USA, Krueger worked upon the repairs at the Pentagon, Lau provided ventilation fans for the new Houston Texans NFL stadium and Ruskin received a major order for fire and smoke dampers for UCLA hospital in California.



We also continued to build upon our market leading positions in the US residential and commercial construction markets through two bolt-on acquisitions, which have been very successfully integrated into our existing businesses. In September, we purchased the assets of Ward Industries Inc., a manufacturer of duct accessories. The acquisition, which is now part of Hart & Cooley, provides us with a new and complementary product offering in the residential and commercial construction markets. The HVAC dampers business of Johnson Controls Inc. was acquired in September. This business, now part of Ruskin, provides additional products and channels of distribution to sell into the commercial market and also gives access, through a marketing agreement with Johnson Controls Inc., to a wider customer base throughout the world.



Our programme to improve efficiencies through the use of lean manufacturing progressed well over the period. Combined with strict cost control, these efficiency measures lessened the effect of the volume reductions in the commercial construction market and helped maintain operating margins.



As part of the continuing capacity rationalisation, two US plants were closed with production transferred to other facilities within the group. It has also been announced that a further five facilities will be closing by the end of the first quarter of 2003. These initiatives gave rise to operating exceptional items of GBP5.9 million in the period.



Engineered & Construction Products

                                                              Six months to                   Six months to
                                                             31 0ctober 2002                 31 0ctober 2001
    Sales                                                          GBP406.5m                     GBP471.9m
    Operating profit*                                               GBP43.4m                      GBP46.9m
    Operating margin*                                                  10.7%                          9.9%
    Net operating assets**                                         GBP210.0m                     GBP255.0m
    Return on net operating assets*                                    20.7%                         18.4%
    Capital expenditure                                              GBP8.8m                       GBP7.0m
    Depreciation                                                    GBP11.3m                      GBP12.6m
    Employees                                                         10,067                        10,574

* Before operating exceptional items

** Excluding goodwill



Tomkins Engineered & Construction Products group manufactures a range of engineered products for a variety of end markets primarily related to the building, construction, truck and trailer and automotive industries. Over 90 per cent of the sales are within North America. Each of the business areas has a good competitive position as a result of a strong branded product offering and low manufacturing cost base. Long established relationships in the channels to market also provide competitive strength.



Excluding the effect of the disposal of Lasco Composites at the start of the period, the decline in turnover and profitability of Material Handling and the translation effect of the weaker dollar, sales and operating profits were marginally ahead of the corresponding period last year. Operating margins generally improved across the division with Material Handling in particular taking action to limit the effect on profits of the turnover decline.



Lasco (Sales: 2002 GBP128.9m; 2001 GBP148.6m)

Excluding Lasco Composites which was sold at the start of the period, Lasco's sales were similar to last year but profits were reduced by 6.5 per cent. At Lasco Bathware, good improvements in the OEM and retail markets offset a further decline in manufactured housing. Lasco Fittings experienced strong price competition but benefited from better export sales and expansion of its Swing Joint irrigation product range. However significant PVC raw material price increases resulted in profits below the corresponding period last year.



Philips Doors and Windows (Sales: 2002 GBP87.0m; 2001 GBP94.1m)

Philips continued to increase market share in sales of vinyl windows to the residential construction market and also benefited from the significant recovery in recreational vehicle sales during the period. The manufactured housing market remained weak with some pricing pressure resulting from the efforts of competitors to maintain market share. Excluding the translation effect of the weaker dollar, sales were slightly down and profits were marginally ahead of the corresponding period last year.



Material Handling (Sales: 2002 GBP44.7m; 2001 GBP82.4m)

As expected, our material handling businesses, Mayfran and Dearborn Mid-West, were both affected by the severe downturn in the US and European capital equipment markets and suffered turnover declines of 27.1 per cent and 50.8 per cent respectively. However strong cost control contained the decline in profitability so that the combined businesses recorded only a small loss in the period compared with a small profit last year. Dearborn Mid-West rationalised its manufacturing base with the closure of its Kansas City facility, resulting in an operating exceptional item of GBP1.9 million. Since 31 October 2002, the business has secured a number of new contracts to provide an improved order backlog.



Dexter Wheels & Axles (Sales: 2002 GBP96.0m; 2001 GBP92.4m)

Dexter, which supplies non-drive axles and wheels for a variety of trailer applications, continued to produce excellent results. The recreational vehicle market has showed significant recovery in recent months and together with the continuing strength of the industrial and utility markets, more than offset declines in the manufactured housing market.



Valves, Taps and Mixers (Sales: 2002 GBP49.9m; 2001 GBP54.4m)

Sales and profits of the UK businesses, which mainly supply the construction industry, were in line with last year despite the effect of disruption caused by a fire at one of their major plants. The US and South African operations showed continued improvement in performance.





Financial Review

Sales and operating profits

The reconciliation of reported and underlying sales and operating profits for the Group is as follows:


Group
                                                                  Sales               Operating Profit**
                                                         GBPmillion    Change       GBPmillion     Change
October 2001                                              1,761.6                   139.6
Exchange rate effect                                       (97.0)                   (9.6)
At constant exchange rates                                1,664.6                   130.0
Acquisitions                                                 22.3       1.3%         1.6           1.2%
Disposals                                                  (39.6)     (2.4)%        (1.8)        (1.4)%
Restructuring charges                                           -          -        (4.3)        (3.3)%
Underlying change*                                            3.5       0.2%        12.6           9.7%
October 2002                                              1,650.8                   138.1

* The underlying change in operating profit before operating exceptional items was 8.9%

** Before goodwill amortisation and exceptional gains/(losses) on disposal



The reconciliation of reported and underlying sales and operating profits for the business groups is as follows:


Industrial & Automotive
                                                                  Sales               Operating Profit**
                                                         GBPmillion    Change      GBPmillion    Change

October 2001                                              1,020.6                  72.2
Exchange rate effect                                      (53.0)                   (4.7)
At constant exchange rates                                 967.6                   67.5
Disposals                                                 (28.5)     (2.9)%        (0.8)         (1.2)%
Restructuring charges                                        -         -            3.5            5.2%
Underlying change*                                         45.7       4.7%         17.4           25.8%
October 2002                                               984.8                   87.6

* The underlying change in operating profit before operating exceptional items was 21.9%

** Before goodwill amortisation and exceptional gains/(losses) on disposal



Air Systems Components
                                                                Sales              Operating Profit**
                                                         GBPmillion   Change    GBPmillion   Change
October 2001                                              269.1                     29.6
Exchange rate effect                                      (15.8)                   (1.8)
At constant exchange rates                                253.3                     27.8
Acquisitions                                               22.3       8.8%          1.6       5.8%
Restructuring charges                                       -          -           (5.9)     (21.2)%
Underlying change                                         (16.1)     (6.4)%        (0.5)     (1.8)%
October 2002                                              259.5                     23.0

** Before goodwill amortisation and exceptional gains/(losses) on disposal






Engineered & Construction Products
                                                                Sales               Operating Profit**
                                                         GBPmillion   Change       GBPmillion   Change
October 2001                                              471.9                     46.9
Exchange rate effect                                      (28.2)                   (3.0)
At constant exchange rates                                443.7                     43.9
Disposals                                                 (11.1)     (2.5)%        (1.0)        (2.3)%
Restructuring charges                                       -          -           (1.9)        (4.3)%
Underlying change                                         (26.1)     (5.9)%         0.5           1.1%
October 2002                                              406.5                     41.5

** Before goodwill amortisation and exceptional gains/(losses) on disposal



Gain on disposal

There was a gain on the disposal of businesses of GBP11.5 million arising in the period, which took account of the provision for losses set up in the year to 30 April 2002. This is explained in detail in Note 14.



Finance costs

The net interest expense in the period was GBP1.2 million (2001: GBP3.2 million net income). This figure includes GBP1.1 million of interest received on the early payment of tax and also reflects the non-recurrence of GBP4.5 million of net interest received under the balance sheet hedging arrangements, which were unwound in the prior year. The type and the currency of the cash and loan balances also affect the net interest position of the Group. Although we have net cash, this is made up of gross cash and gross debt. The gross debt relates primarily to the sterling bond issued in December 2001, which is at a floating rate of around 6.6 per cent. The majority of the cash balances are denominated in US dollars and sterling, earning lower rates of income than the cost of the gross debt. Interest and preference dividend cover in the period, before goodwill amortisation and exceptional losses on disposal, was 6.8 times (2001:
8.5 times).

Capital expenditure

Capital  expenditure  for the Group in the period  was  GBP73.6  million  (2001:
GBP63.4 million), including GBP19.5 million relating to the Strategic Manufacturing Initiatives, and represents 1.2 times depreciation. Capital expenditure for the eight month period to 31 December 2002 is expected to be around GBP100 million (year ended April 2002: GBP130.9 million), representing a ratio of capital expenditure to depreciation of around 1.2 times.

Working capital

Overall working capital declined by GBP4.1 million. The currency impact led to a decline of GBP28.6 million and working capital in acquisitions and disposals amounted to a reduction of GBP9.6 million.


Cash flow
                                                                                    October 2002    October 2001
                                                                                      GBPmillion     GBPmillion
Opening cash/ (debt)                                                                     150.8           (6.2)
Net cash inflow from operating activities                                                163.1           245.5
Capital expenditure (net)                                                               (68.3)          (56.8)
Operating cash flow                                                                       94.8           188.7
Tax                                                                                     (38.7)          (32.4)
Interest and dividends                                                                  (77.2)          (75.8)
Other movements                                                                          (1.1)           (2.9)
Cash flow before acquisitions, disposals and share buy backs                            (22.2)            77.6
Share issues/ (buy backs)                                                                  1.1          (19.7)
Acquisitions and disposals                                                                40.7           (3.0)
Translation                                                                             (10.0)             0.1
Net funds movement                                                                         9.6            55.0
Closing funds                                                                            160.4            48.8

                                                                                             %               %
Cash conversion of operating profit before operating exceptional items and
exceptional gains on disposal                                                             87.4           105.3



Details of net cash inflow from operations are set out in note 6. Operating cash flow is stated after GBP20.6 million of restructuring costs and GBP19.5 million of capital expenditure associated with the Strategic Manufacturing Initiatives.

Tax

Tax has been charged at an effective rate, before exceptional losses on disposal, of 30.0 per cent (2001: 30.0 per cent), which is anticipated to be the rate for the eight month period ended 31 December 2002.



Foreign exchange

A significant percentage of our revenues and profits are generated in US dollars and have been translated at the average exchange rate for the period which was GBP1=$1.53 (2001: GBP1=$1.43). The exchange rate at 31 October 2002 was GBP1=$1.56 (2001: GBP1=$1.45).


Pensions

The transitional disclosures relating to pension funds required by FRS 17, the accounting standard relating to accounting for retirement benefits, were included in note 25 to the financial statements for the year ended 30 April 2002. This information will be updated as at 31 December 2002 and included in the notes to the financial statements for the eight month period.



Consolidated profit and loss account

For the six months ended
31 October 2002


                                            October 2002 (6 months)                        October 2001 (6 months)
                                 Before                                      Before
                               goodwill                                    goodwill
                           amortisation                                amortisation
                                    and                                         and
                            exceptional    Goodwill  Exception               except     Goodwill
                                  items    amortisa        -al               -ional     amortisa Exceptional
                                              -tion     items*    Total       items        -tion      items*      Total
                             GBPmillion  GBPmillion GBPmillion GBPmillion GBPmillion  GBPmillion  GBPmillion GBPmillion
                       Notes
  Turnover -                    1,650.8           -          -  1,650.8     1,761.6            -           -    1,761.6
  Continuing
  operations
  Operating profit -              137.6       (5.1)          -    132.5       139.0        (5.2)           -      133.8
  Continuing
  operations
  Share of profits of               0.5           -          -      0.5         0.6            -           -        0.6
  associates
  Operating profit       1        138.1       (5.1)          -    133.0       139.6        (5.2)           -      134.4
  including associates
  Profit/(loss) on                    -           -       14.0     14.0           -            -      (67.1)     (67.1)
  disposal of
  operations
  Reversal of                         -           -        3.5      3.5           -            -        66.0       66.0
  provision for loss
  on disposal of
  business
  Provision for loss
  on disposal of
  business:
  Impairment of                       -           -      (4.6)    (4.6)           -            -           -          -
  goodwill
  Impairment of fixed                 -           -      (1.4)    (1.4)           -            -           -          -
  assets
  Profit on disposal                  -           -          -        -           -            -           -          -
  of fixed assets
  Profit before                   138.1       (5.1)       11.5    144.5       139.6        (5.2)       (1.1)      133.3
  interest
  Net interest                    (1.2)           -          -    (1.2)         3.2            -           -        3.2
  Profit on ordinary              136.9       (5.1)       11.5    143.3       142.8        (5.2)       (1.1)      136.5
  activities before
  tax
  Before exceptional              136.9       (5.1)          -    131.8       142.8        (5.2)           -      137.6
  items
  Exceptional items                   -           -       11.5     11.5           -            -       (1.1)      (1.1)
  Tax on profit on       3       (37.5)         1.6      (7.1)   (43.0)      (40.9)            -           -     (40.9)
  ordinary activities
  Profit on ordinary               99.4       (3.5)        4.4    100.3       101.9        (5.2)       (1.1)       95.6
  activities after tax
  Equity minority                 (4.4)           -          -    (4.4)       (2.4)            -           -      (2.4)
  interest
  Profit attributable              95.0       (3.5)        4.4     95.9        99.5        (5.2)       (1.1)       93.2
  to shareholders
  Dividends on equity
  and non-equity         5       (54.6)           -          -   (54.6)      (55.1)            -           -     (55.1)
  shares
  Retained profit                  40.4       (3.5)        4.4     41.3        44.4        (5.2)       (1.1)       38.1
  Earnings per share
  Basic                  4        9.86p                           9.98p      10.28p                               9.47p
  Diluted                4        9.53p                           9.62p       9.94p                               9.31p
  Dividends per          5                                        4.60p                                           4.60p
  ordinary share




 Note of historical cost profits

The profits for all periods are reported under the historical cost convention.

*Exceptional items exclude those relating to operating profit (see note 2).




Consolidated profit and loss account (continued)

For the six months ended 31 October 2002

                                                          April 2002 (12 months)

                                                   Before
                                                 goodwill
                                             amortisation
                                                      and
                                              exceptional          Goodwill   Exceptional
                                                    items      amortisation        items*        Total
                                  Notes        GBPmillion        GBPmillion    GBPmillion   GBPmillion

Turnover - Continuing operations                  3,373.8             -             -         3,373.8

Operating profit - Continuing                       266.6        (10.5)             -           256.1
operations
Share of profits of associates                      (0.7)             -             -           (0.7)
Operating profit including           1              265.9        (10.5)             -           255.4
associates
Profit/(loss) on disposal of                            -             -        (68.5)          (68.5)
operations
Reversal of provision for loss on
disposal of business                                    -             -          66.0            66.0
Provision for loss on disposal of
business:
    Impairment of goodwill                              -             -         (3.5)           (3.5)
    Impairment of fixed assets                          -             -             -              -
Profit on disposal of fixed assets                      -             -           8.4             8.4
Profit before interest                              265.9        (10.5)           2.4           257.8
Net interest                                          6.6             -             -             6.6
Profit on ordinary activities before                272.5        (10.5)           2.4           264.4
tax

Before exceptional items                            272.5        (10.5)             -           262.0
Exceptional items                                       -             -           2.4             2.4

Tax on profit on ordinary activities 3             (72.0)           3.3         (2.8)          (71.5)
Profit on ordinary activities after                 200.5         (7.2)         (0.4)           192.9
tax
Equity minority interest                            (5.4)             -             -           (5.4)
Profit attributable to shareholders                 195.1         (7.2)         (0.4)           187.5
Dividends on equity and non-equity
shares                               5            (131.9)             -             -         (131.9)

Retained profit                                      63.2         (7.2)         (0.4)            55.6

Earnings per share
Basic                                4             20.14p                                      19.16p
Diluted                              4             19.54p                                      18.78p

Dividends per ordinary share         5                                                         12.00p



 Note of historical cost profits

The profits for all periods are reported under the historical cost convention.

*Exceptional items exclude those relating to operating profit (see note 2).







Consolidated cash flow statement

For the six months ended 31 October 2002


                                                                                October     October       April
                                                                                   2002        2001        2002
                                                                      Notes    6 months    6 months   12 months
                                                                             GBPmillion  GBPmillion  GBPmillion
Cash flow from operating activities                                       6       163.1       245.5       492.1
Dividends received from associated undertakings                                     0.3         0.5         0.8
Returns on investments and servicing of finance                           7      (21.2)      (20.1)      (34.4)
Tax paid (net)                                                            7      (38.7)      (32.4)      (43.2)
Capital expenditure (net)                                                 7      (68.3)      (56.8)     (111.2)
Financial investment                                                      7       (0.2)           -           -
Acquisitions and disposals                                                7        40.7         0.6      (22.2)
Equity dividends paid                                                            (57.2)      (57.3)      (93.3)
Net cash inflow before use of liquid resources and financing                       18.5        80.0       188.6
Financing
Share issues (net of costs)                                                         1.1           -         1.0
Buy back of own shares                                                                -      (19.7)      (19.9)
Mark to market of hedging instruments                                                 -       (1.8)       (4.4)
Cash flow decreasing debt and lease financing                                    (20.5)     (172.1)     (164.5)
Net cash outflow from financing                                           7      (19.4)     (193.6)     (187.8)
Management of liquid resources
Cash flow decreasing cash on deposit and collateralized cash              7        80.2        98.1        15.0
Increase/(decrease) in cash in the period                                          79.3      (15.5)        15.8


Reconciliation of net cash flow to movement in net funds

For the six months ended 31 October 2002

                                                                                October     October       April
                                                                                   2002        2001        2002
                                                                               6 months    6 months   12 months
                                                                      Notes  GBPmillion  GBPmillion  GBPmillion
Increase/(decrease) in cash in the period                                          79.3      (15.5)        15.8
Cash flow decreasing debt and lease financing                             7        20.5       172.1       164.5
Cash flow decreasing cash on deposit and collateralized cash              7      (80.2)      (98.1)      (15.0)
Change in net funds resulting from cash flows                             8        19.6        58.5       165.3
Collateralized cash disposed with subsidiaries                            8           -       (3.6)       (3.6)
Translation difference                                                    8      (10.0)         0.1       (4.7)
Increase in net funds in the period                                                 9.6        55.0       157.0
Net funds at 30 April 2002                                                8       150.8       (6.2)       (6.2)
Net funds at 31 October 2002                                              8       160.4        48.8       150.8


Consolidated balance sheet

At 31 October 2002

                                                                         31 October    31 October     30 April
                                                                               2002          2001         2002
                                                                  Notes  GBPmillion    GBPmillion   GBPmillion
Capital employed
Fixed assets
Intangible assets                                                             174.7         187.4        185.1
Tangible assets                                                               797.3         869.3        864.3
Investments                                                                     8.6          11.9          9.3
                                                                              980.6       1,068.6      1,058.7
Current assets
Stock                                                                         398.6         454.8        413.0
Debtors                                                             9         684.3         729.9        697.1
Cash                                                                          372.2         284.8        395.9
                                                                            1,455.1       1,469.5      1,506.0
Current liabilities
Creditors: amounts falling due within one year                     10       (827.1)     (1,002.5)      (889.1)
Net current assets                                                            628.0         467.0        616.9
Total assets less current liabilities                                       1,608.6       1,535.6      1,675.6
Creditors: amounts falling due after more than one year            11       (240.4)       (113.3)      (255.3)
Provisions for liabilities and charges                             12       (258.7)       (272.7)      (279.2)
Net assets                                                                  1,109.5       1,149.6      1,141.1

Capital and reserves
Called up share capital
Ordinary shares                                                                38.7          38.6         38.6
Convertible cumulative preference shares                                      337.2         337.2        337.2
Redeemable convertible cumulative preference shares                           397.5         427.7        426.8
                                                                              773.4         803.5        802.6
Share premium account                                                          92.2          88.4         89.4
Capital redemption reserve                                                     66.6          66.6         66.6
Profit and loss account                                                       141.2         156.8        148.3
Shareholders' funds                                                         1,073.4       1,115.3      1,106.9
Equity shareholders' funds                                        338.7             350.4          342.9
Non-equity shareholders' funds                                    734.7             764.9          764.0
Equity minority interest                                                       36.1          34.3         34.2
                                                                            1,109.5       1,149.6      1,141.1



Statement of total recognised gains and losses

For the six months ended 31 October 2002

                                                             October 2002            October 2001               April 2002
                                                                 6 months                6 months                12 months
                                                   GBPmillion  GBPmillion  GBPmillion  GBPmillion  GBPmillion   GBPmillion
Profit attributable to shareholders                              95.9                     93.2                      187.5
Foreign exchange translation:
- group                                              (88.1)                   (3.8)                   (33.5)
- associated undertakings                             (0.3)                      -                     (0.4)
                                                               (88.4)                     (3.8)                     (33.9)
Total recognised gains and losses                                 7.5                     89.4                      153.6




Reconciliation of movement in shareholders' funds

For the six months ended 31 October 2002

                                                                             31 October   31 October   30 April
                                                                                   2002         2001       2002
                                                                  Notes      GBPmillion   GBPmillion GBPmillion
Total recognised gains and losses                                                   7.5         89.4      153.6
Dividends                                                           5            (54.6)       (55.1)    (131.9)
                                                                                 (47.1)         34.3       21.7
Share issues (net of costs)                                                         2.8          6.3        7.3
Buy back of own shares (including stamp duty, commissions and other                   -       (19.7)     (19.7)
costs)
Adjustment to prior year dividends in respect of share buy backs                      -          0.2        0.2
Goodwill written back on disposals                                                  6.2          9.3        9.3
Write back of impaired goodwill on proposed disposal                                4.6            -        3.2
Net (reduction)/addition to shareholders' funds                                  (33.5)         30.4       22.0
Shareholders' funds at 30 April 2002                                            1,106.9      1,084.9    1,084.9
Shareholders' funds at 31 October 2002                                          1,073.4      1,115.3    1,106.9




Notes to the interim financial statements

1. Segmental analysis

                                                 Turnover                            Operating profit *
                                        October  October       April             October     October        April
                                           2002     2001        2002                2002        2001         2002
                                       6 months 6 months   12 months            6 months    6 months    12 months
                                     GBPmillion GBPmillion GBPmillion         GBPmillion  GBPmillion   GBPmillion
By activity:
Industrial & Automotive                   984.8  1,020.6     1,985.9               87.6         72.2        146.9
Air Systems Components                    259.5    269.1       516.4               23.0         29.6         53.8
Engineered & Construction Products        406.5    471.9       871.5               41.5         46.9         77.8
Central costs                                 -        -           -             (14.0)        (9.1)       (12.6)
                                        1,650.8  1,761.6     3,373.8              138.1        139.6        265.9
Goodwill amortisation                         -        -           -              (5.1)        (5.2)       (10.5)
                                        1,650.8  1,761.6     3,373.8              133.0        134.4        255.4
By geographical origin:
United States of America                1,169.1  1,256.5     2,380.5              120.2        120.9        225.6
United Kingdom                             97.5    121.3       237.7              (9.7)        (9.3)        (7.6)
Rest of Europe                            147.4    145.5       290.3                3.7          4.4          5.3
Rest of the World                         236.8    238.3       465.3               23.9         23.6         42.6
                                        1,650.8  1,761.6     3,373.8              138.1        139.6        265.9
Goodwill amortisation                         -        -           -              (5.1)        (5.2)       (10.5)
                                        1,650.8  1,761.6     3,373.8              133.0        134.4        255.4
Turnover by geographical destination:
United States of America                1,151.2  1,234.3     2,332.7
United Kingdom                             62.5     84.2       169.1
Rest of Europe                            166.4    168.7       333.1
Rest of the World                         270.7    274.4       538.9
                                        1,650.8  1,761.6     3,373.8




*Operating profit includes the Group's share of the profits of associated undertakings. The split of the profits of associated undertakings analysed by class of business is Industrial & Automotive GBP0.2 million (2001/02: half year GBP0.3 million and full year loss of GBP0.7 million), Air Systems Components GBPnil (2001/02: half year GBPnil and full year GBPnil), Engineered & Construction Products GBP0.3 million (2001/02: half year GBP0.3 million and full year GBPnil). The split of the goodwill amortisation charged for the period, analysed by class of business is Industrial & Automotive GBP0.7 million (2001/02: half year GBP0.8 million and full year GBP1.5 million), Air Systems Components GBP4.2 million (2001/02: half year GBP4.2 million and full year GBP8.6 million), Engineered & Construction Products GBP0.2 million (2001/02: half year GBP0.2 million and full year GBP0.4 million).


The segmental presentation for October 2001 has been adjusted to transfer items of a corporate nature, previously charged to the business segments, to central costs.



Details of businesses acquired and disposed of by segment are disclosed in note 14.


                                                                                   October    October      April
                                                                                      2002       2001       2002
                                                                                  6 months   6 months  12 months
Operating expenses:                                                             GBPmillion GBPmillion GBPmillion
Cost of sales                                                                      1,182.5    1,280.4    2,443.0
Distribution costs                                                                   195.5      206.0      406.3
Administration expenses                                                              140.3      141.4      268.4
                                                                                   1,518.3    1,627.8    3,117.7



2. Operating exceptional items

                                                                                   October    October      April
                                                                                      2002       2001       2002
                                                                                  6 months   6 months  12 months
                                                                                GBPmillion GBPmillion GBPmillion

Operating profit is after charging the following operating exceptional items:
Restructuring costs:
Industrial & Automotive                                                              (8.5)     (12.0)     (26.1)
Air Systems Components                                                               (5.9)          -          -
Engineered & Construction Products                                                   (1.9)          -          -
Total before tax                                                                    (16.3)     (12.0)     (26.1)
Tax attributable                                                                       5.0          -        6.2
Total after tax                                                                     (11.3)     (12.0)     (19.9)




3. Tax on profit on ordinary activities

                                                                                   October   October      April
                                                                                      2002      2001       2002
                                                                                  6 months  6 months  12 months
                                                                                GBPmillion GBPmillion GBPmillion
UK                                                                                     3.0         -       10.1
Overseas                                                                              39.7      40.6       61.1
Associated undertakings                                                                0.3       0.3        0.3
                                                                                      43.0      40.9       71.5



A tax charge of GBP7.1 million (2001/02: half year GBPnil and full year GBP2.8 million) arises on the exceptional profits on disposals.




4. Earnings per share



Basic earnings per share are calculated on a profit of GBP76.9 million (2001/02: half year GBP73.6 million and full year GBP148.2 million), representing the profit for the period of GBP41.3 million after adding back dividends payable to ordinary shareholders of GBP35.6 million (2001/02: half year profit of GBP38.1 million and ordinary dividends of GBP35.5 million and full year profit of GBP55.6 million and ordinary dividends of GBP92.6 million) and on 770,855,698 ordinary shares being the weighted average in issue during the period (2001/02: half year 777,066,472 and full year 773,463,769).


Diluted earnings per share are calculated on an adjusted weighted average number of ordinary shares of 996,787,883 (2001/02: half year 1,000,590,817 and full year 998,355,225) after allowing for the exercise of 1,750,425 share options (2001/02: half year 171,514 and full year 553,087) and are calculated on a profit of GBP95.9 million (2001/02: half year GBP93.2 million and full year GBP187.5 million). The weighted average number of shares also allows for the conversion of preference shares equating to 224,181,760 ordinary shares (2001/02: half year 223,352,831 and full year 224,338,369) and earnings were adjusted for the preference dividend of GBP19.0 million (2001/02: half year GBP19.6 million and full year GBP39.3 million).


The directors have also presented the earnings per share before exceptional items relating to the disposal of subsidiaries, profit on disposal of fixed assets and goodwill amortisation on the basis that they believe it represents a useful measure of underlying year on year performance.



Basic earnings per share after operating exceptional items and before exceptional items relating to the disposal of subsidiaries, profit on disposal of fixed assets and goodwill amortisation, are calculated on profit attributable to ordinary shareholders of GBP76.0 million (2001/02: half year GBP79.9 million and full year GBP155.8 million) which is stated before goodwill amortisation after tax of GBP3.5 million (2001/02: half year GBP5.2 million and full year GBP7.2 million) and exceptional items relating to the disposal of subsidiaries and profit on disposal of fixed assets after tax of GBP4.4 million (2001/02: half year GBP1.1 million and full year GBP0.4 million). Diluted earnings per share before goodwill amortisation and exceptional items relating to the disposal of subsidiaries and profit on disposal of fixed assets are based on adjusted earnings of GBP95.0 million (2001/02: half year GBP99.5 million and full year GBP195.1 million).






5. Dividends on equity and non-equity shares


                                                                                     October    October      April
                                                                                        2002       2001       2002
                                                                                    6 months   6 months  12 months
                                                                                  GBPmillion GBPmillion GBPmillion
Ordinary shares:
First interim 4.60p (2001/02 - 4.60p) to be paid 7 April 2003                           35.6      35.5      35.5
2001/02 - final 7.40p paid 7 October 2002                                                  -         -      57.1
                                                                                        35.6      35.5      92.6



                                                                          Redeemable
                                                           Convertible   convertible
Preference shares:                                          cumulative    cumulative
                                                            GBPmillion    GBPmillion
Accrued at 30 April 2002                                       (4.2)         (3.9)     (8.1)     (7.9)     (7.9)
Foreign exchange translation                                     0.2           0.2       0.4         -         -
Paid during period                                               9.8           9.1      18.9      19.6      39.1
Accrued at 31 October 2002                                       4.1           3.7       7.8       7.9       8.1
                                                                 9.9           9.1      19.0      19.6      39.3
Total dividends                                                                         54.6      55.1     131.9






6. Reconciliation of operating profit to operating cash flows

                                                                                  October    October      April
                                                                                     2002       2001       2002
                                                                                 6 months   6 months  12 months
                                                                               GBPmillion GBPmillion GBPmillion
Operating profit                                                                    132.5      133.8     256.1
Depreciation (net of capital government grants)                                      62.2       64.5     130.1
Loss/(profit) on sale of tangible fixed assets                                        2.5      (1.3)     (1.0)
Amortisation of goodwill                                                              5.1        5.2      10.5
Amortisation of long term loyalty plan shares                                         0.3        0.3       0.8
Post-retirement benefits                                                            (1.6)      (0.6)     (1.1)
Other provisions                                                                    (3.8)       12.0      20.0
(Increase)/decrease in stock                                                       (17.6)      (7.8)      33.1
(Increase)/decrease in debtors                                                     (36.8)       43.0      74.1
Increase/(decrease) in creditors                                                     20.3      (3.6)    (30.5)
Net cash inflow from operating activities                                           163.1      245.5     492.1




7. Analysis of cash flow for headings netted in the consolidated cash flow statement

                                                                              October   October        April
Returns on investments and servicing of finance:                                 2002      2001         2002
                                                                             6 months  6 months    12 months
                                                                           GBPmillion  GBPmillion GBPmillion
Interest received                                                                 6.3      28.6       53.1
Interest paid                                                                   (6.8)    (26.7)     (43.7)
Interest element of finance lease rental payments                               (0.6)     (0.8)      (1.5)
Preference dividends paid                                                      (18.9)    (19.6)     (39.1)
Investment by minority shareholder                                                3.2         -        5.0
Dividends paid to subsidiary companies' minority shareholders                   (4.4)     (1.6)      (8.2)
Net cash outflow from returns on investments and servicing of finance          (21.2)    (20.1)     (34.4)

Tax paid:
Tax paid                                                                       (44.2)    (43.8)     (67.2)
Tax received                                                                      5.5      11.4       24.0
Net cash outflow from tax paid                                                 (38.7)    (32.4)     (43.2)

Capital expenditure:
Purchase of tangible fixed assets                                              (73.6)    (63.4)    (130.9)
Sale of tangible fixed assets                                                     5.3       6.6       19.7
Net cash outflow from capital expenditure                                      (68.3)    (56.8)    (111.2)

Financial investment:
Purchase of fixed asset investments                                             (0.2)         -          -

Acquisitions and disposals:
Purchase of subsidiary undertakings                                            (10.8)         -     (28.8)
Purchase of associated undertakings                                                 -         -      (1.2)
Sale of subsidiary undertakings                                                  51.6      40.2       47.4
Net cash disposed with subsidiary undertakings                                  (0.1)    (39.6)     (39.6)
Net cash inflow /(outflow) from acquisitions and disposals                       40.7       0.6     (22.2)

Financing:
Share issues (net of costs)                                                       1.1           -      1.0
Buy back of own shares                                                              -      (19.7)   (19.9)
Mark to market of hedging instruments                                               -       (1.8)    (4.4)
Debt due within one year:
(Decrease)/increase in short term borrowings                                    (5.7)         1.1  (139.4)
Additional bank loans                                                               -         3.6      2.9
Repayment  of other loans                                                       (1.5)           -    (2.1)
Debt due after more than one year:
Additional bank and other loans                                                   0.7           -    150.7
Repayment of bank and other loans                                              (12.1)     (174.8)  (172.9)
Capital element of finance lease rental payments                                (1.9)       (2.0)    (3.7)
Cash flow decreasing debt and lease financing                                  (20.5)     (172.1)  (164.5)
Net cash outflow from financing                                                (19.4)     (193.6)  (187.8)

Management of liquid resources:
Decrease in cash deposits                                                        80.1      96.6       11.5
Decrease in collateralized cash                                                   0.1       1.5        3.5
Cash flow decreasing cash on deposit and collateralized cash                     80.2      98.1       15.0




8. Analysis of net funds

                                                       31 October             Exchange   30 April
                                                             2002  Cash flow  movement       2002
                                                       GBPmillion GBPmillion GBPmillion GBPmillion

Cash on demand                                              201.0      72.6     (5.7)       134.1
Overdrafts                                                 (29.5)       6.7       1.7      (37.9)
                                                                       79.3
Debt due after more than one year                         (154.4)      11.4       0.8     (166.6)
Debt due within one year                                   (12.5)       7.2       2.6      (22.3)
Finance leases                                             (17.0)       1.9       1.1      (20.0)
                                                                       20.5
Cash on deposit                                             171.2    (80.1)    (10.5)       261.8
Collateralized cash                                           1.6     (0.1)         -         1.7
                                                                     (80.2)

Net funds                                                   160.4      19.6    (10.0)       150.8






9. Debtors

                                                                             31 October  31 October   30 April
                                                                                   2002        2001       2002
                                                                             GBPmillion  GBPmillion GBPmillion
Amounts falling due within one year:
Trade debtors                                                                     480.0      500.5     499.5
Amounts owing by associated undertakings                                              -        0.3         -
Amounts recoverable on long term contracts                                         10.4       28.5      10.9
Corporation tax                                                                    12.3       17.2      12.3
Deferred tax                                                                       36.6       37.4      39.2
Other taxes and social security                                                     3.8        4.7       5.8
Other debtors                                                                      30.0       37.6      26.2
Prepayments and accrued income                                                     67.5       66.4      56.0
Collateralized cash                                                                 1.6        3.7       1.7
                                                                                  642.2      696.3     651.6
Amounts falling due after more than one year:
Deferred tax                                                                        9.4        6.0      10.1
Other debtors                                                                      32.7       27.6      35.4
                                                                                  684.3      729.9     697.1




10. Creditors: amounts falling due within one year

                                                                          31 October  31 October    30 April
                                                                                2002        2001        2002
                                                                          GBPmillion  GBPmillion  GBPmillion
Unsecured loan notes                                                             0.4         3.8         1.8
Other loans                                                                      0.5         0.1         0.7
Obligations under finance leases                                                 3.5         4.0         4.0
Bank loans and overdrafts                                                       41.2       199.4        57.7
Amounts due on long term contracts                                               0.9         0.9         0.7
Trade creditors                                                                218.4       253.5       236.9
Bills of exchange payable                                                        1.3         1.4         1.4
Corporation tax                                                                283.3       268.2       287.9
Other taxes and social security                                                 14.9        15.8        15.2
Other creditors                                                                 70.9        72.6        80.9
Proposed and accrued dividends                                                  43.4        43.4        65.2
Accruals and deferred income                                                   148.4       139.4       136.7
                                                                               827.1     1,002.5       889.1






11. Creditors: amounts falling due after more than one year

                                                                          31 October  31 October    30 April
                                                                                2002        2001        2002
                                                                          GBPmillion  GBPmillion  GBPmillion

Other loans                                                                    152.7        11.2       163.7
Obligations under finance leases                                                13.5        18.1        16.0
Bank loans                                                                       1.6         3.1         2.9
Other creditors                                                                 67.4        75.9        67.3
Accruals and deferred income                                                     5.2         5.0         5.4
                                                                               240.4       113.3       255.3






12. Provisions for liabilities and charges


                                                                      Post-
                                                                 retirement       Other   Deferred
                                                                   benefits  provisions        tax      Total
                                                                 GBPmillion  GBPmillion GBPmillion GBPmillion
At 30 April 2002                                                      205.3        64.6        9.3      279.2

Foreign exchange translation                                         (14.0)       (1.3)      (0.3)     (15.6)
Charge/(credit) for the period                                          2.4        11.4      (0.1)       13.7
Utilised during the period                                            (4.0)      (13.6)          -     (17.6)
Subsidiaries disposed                                                     -       (0.2)      (0.8)      (1.0)
At 31 October 2002                                                    189.7        60.9        8.1      258.7




13. Contingencies




The Group is from time to time a party to legal proceedings and claims, which arise in the ordinary course of business. The directors do not anticipate that the outcome of any of these proceedings and claims, either individually or in aggregate, will have a material adverse effect upon the Group's financial position.






14. Acquisitions and disposals




Acquisitions



Tomkins acquired the business, assets and liabilities of Ward Industries Inc. and of the heating, ventilating and air conditioning dampers division of Johnson Controls Inc. on 11 September 2002 and 30 September 2002 respectively, for a provisional combined cash consideration of $17.0 million (GBP10.8 million). Goodwill of GBP6.8 million arising on these acquisitions was capitalised. The value of the assets acquired is still being assessed and therefore the calculation of goodwill is provisional and may be amended. These acquisitions are included in the Air Systems Components group.



Disposals



On 15 May 2002, Tomkins sold the consumer and industrial division of Gates (U.K.) Limited for a cash consideration of GBP25.0 million. There was a loss on sale, after pension and disposal costs, of GBP4.5 million of which GBP3.5 million was provided for in the year ended 30 April 2002.


On 24 May 2002, Lasco Composites was sold for an adjusted cash consideration of $43.1 million (GBP29.6 million). GBP4.8 million of goodwill previously written off to reserves was written off to the profit and loss account. After disposal related costs of $3.6 million (GBP2.5 million) there was a profit on sale of GBP18.5 million.


As a result of the disposal of the business and assets of Fedco Automotive Components Company Inc. subsequent to the period end, a provision of GBP6.0 million for the loss on sale, which includes GBP4.6 million for the impairment of goodwill and GBP1.4 million for the impairment of fixed assets, has been charged to the profit and loss account.





15. Post balance sheet event



On 30 December 2002, Tomkins sold the business and assets of Fedco Automotive Components Company Inc. for a cash consideration of $8.0 million (GBP5.0 million).





16. Basis of preparation



The interim financial statements for the six months ended 31 October 2002, which were approved by the directors on 14 January 2003, have been prepared in accordance with the accounting policies detailed in the financial statements for the year ended 30 April 2002.



The interim financial statements are unaudited, but have been reviewed by the auditors and their report to the Company is set out below.



The financial information for the year ended April 2002 has been extracted from the April 2002 Annual Report but does not comprise statutory financial statements for that year on which the auditors gave an unqualified report. A copy of those statements has been filed with the Registrar of Companies.











Independent review report to Tomkins plc





Introduction



We have been instructed by the Company to review the financial information for the six months ended 31 October 2002 which comprises the profit and loss account, the cash flow statement, the balance sheet, the statement of total recognised gains and losses and related notes 1 to 16. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.





Directors' responsibilities



The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.





Review work performed



We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.




Review conclusion



On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 October 2002.





Deloitte & Touche

Chartered Accountants

London





14 January 2003

END







                                 SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                              By:   Tomkins plc
                                                    (Registrant)
Date:  14th January 2003

                                              By: /s/ Denise Patricia Burton
                                                  ----------------------------
                                              Name:  Denise Patricia Burton
                                              Title: Deputy Company Secretary